news release

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR INTO CANADA, AUSTRALIA, JAPAN OR ANY OTHER JURISDICTION IN WHICH TO DO SO WOULD BE PROHIBITED BY APPLICABLE LAW

ArcelorMittal announces proposed Combined Offering of common stock and mandatorily convertible subordinated notes (“MCNs”) for an expected amount of USD 3.5 billion

Luxembourg, 9 January 2013 - ArcelorMittal (the “Company”) announces today its intention to offer common stock (“the Shares”) and mandatorily convertible subordinated notes (the “MCNs”) for an expected amount of approximately USD 3.5 billion (“the Combined Offering”). The Company retains the flexibility to adjust the relative proportions of MCNs and common stock offered in the Combined Offering.

The common stock and MCNs will be offered inside the United States pursuant to a registration statement filed with the Securities and Exchange Commission (the “SEC”) and globally, subject to certain customary selling restrictions.

ArcelorMittal intends to use the net proceeds from the Combined Offering to reduce existing indebtedness. Deleveraging remains a priority for ArcelorMittal to retain strategic flexibility, and this offering, together with other initiatives, is expected to enable the Company to reduce its net debt down to approximately USD 17 billion by June 30, 2013 and accelerate the achievement of a medium term net debt target of USD15 billion.

ArcelorMittal reiterates its guidance for the full year 2012. The Company expects to achieve FY 2012 EBITDA of approximately USD 7 billion and net debt is expected to be approximately USD 22 billion as of year end 2012.

Lakshmi Mittal, Chairman and CEO of ArcelorMittal, commented: “We have consistently said that reducing net debt is a priority for the company.  This transaction, supplemented by proceeds from ongoing asset disposals, the announced reduction in dividends and continued cost saving initiatives, will significantly lower our net debt and accelerate the achievement of a medium term net debt target of USD 15 billion.”

The MCNs will have a maturity of 3 years, will be issued at 100% of the principal amount and will be mandatorily converted into ordinary shares of ArcelorMittal (the “Shares”) at the maturity of the MCNs unless earlier converted at the option of the holders or ArcelorMittal or upon certain specified events in accordance with the terms of the MCNs. The MCNs are expected to pay a coupon in the range between 5.875% and 6.375% per annum, payable quarterly in arrears. The minimum conversion price of the MCNs will be equal to the share reference price, determined by the placement price of shares in the concurrent common stock offering as described below, and the maximum conversion price is expected to be set in the range between 120% and 125% of the minimum conversion price.

Goldman Sachs & Co will be the sole global coordinator of the Combined Offering, and Goldman Sachs & Co, BofA Merrill Lynch , Credit Agricole Corporate and Investment Bank, and Deutsche Bank AG, London Branch will serve as joint bookrunners of the Combined Offering.

The shares of common stock will be offered with preferential allocations to existing shareholders. The Mittal family has indicated its intention to participate by placing an order in the Combined Offering for an aggregate amount of USD 600 million, and will be locked up for a period of 180 days.

Under the terms of the Combined Offerings, there will be a 180-day lock-up period for the Company on issuances or sales of Shares and securities that give the holder the right to acquire Shares.

The offering of the MCNs and the Shares will be made under ArcelorMittal’s shelf registration statement filed with the SEC on February 28, 2012, as amended by a post-effective amendment filed on January 9, 2013. The final terms of the MCNs and the concurrent equity offering are expected to be announced on January 9, 2013 in a separate press release. Settlement of the common stock offering is expected to occur on or around January 14, 2013. Settlement of the MCNs is expected to occur on or around January 16, 2013.  ArcelorMittal will apply to list the MCNs on the New York Stock Exchange (“NYSE”), subject to satisfaction of the NYSE’s minimum equity listing standards with respect to the MCNs.  There can be no assurance that such requirement will be satisfied. If the MCNs are approved for listing, ArcelorMittal expects trading on the NYSE to begin within 30 calendar days after the MCNs are first issued.

ArcelorMittal management will host a conference call for members of the investment community at:

Date	New York	London	Luxembourg
Wednesday January 9, 2012	9.00am	2.00pm	3.00pm

The dial in numbers:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK Local	0800 169 3059	+44 (0)207 970 0006	314813#
USA Local	1800 814 6417	+1 215 599 1757	314813#
France	0800917772	+33 170707578	314813#
Germany	08009646526	+49 6940359700	314813#
Spain	900994921	+34 914140992	314813#
Luxembourg	80024686	+352 24871048	314813#

Important Notice

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Goldman Sachs & Co. at 1-212-902-1171, BofA Merrill Lynch  at 1-800-500-5408, or Deutsche Bank AG, London Branch at 1-800-503-4611.

This press release may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the SEC made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No communication and no information in respect of the offering of securities may be distributed to the public in any jurisdiction where a registration or approval is required. The offering or subscription of securities may be subject to specific legal or regulatory restrictions in certain jurisdictions. ArcelorMittal takes no responsibility for any violation of any such restrictions by any person.

In member states of the European Economic Area (“EEA”) which have implemented the Prospectus Directive (each, a “Relevant Member State”), this announcement and any offer if made subsequently is directed exclusively at persons who are “qualified investors” within the meaning of the Prospectus Directive (“Qualified Investors”). For these purposes, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in a Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU. In the United Kingdom this announcement is directed exclusively at Qualified Investors (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (ii) who fall within Article 49(2)(A) to (D) of the Order, and (iii) to whom it may otherwise lawfully be communicated.

In connection with the Combined Offering, the Joint Bookrunners or any of their respective affiliates acting as an investor for their own account may take up as a proprietary position any Securities and in that capacity may retain, purchase or sell for their own account such Securities. In addition they may enter into financing arrangements and swaps with investors in connection with which they may from time to time acquire, hold or dispose of Securities. They do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligation to do so.

The Joint Bookrunners are acting on behalf of the Company and no one else in connection with any offering of the Securities and will not be responsible to any other person for providing the protections afforded to any of their respective clients or for providing advice in relation to any offering of the Securities. None of the Joint Bookrunners will regard any other person as its client in relation to the offering of the Securities.